ERNST& YOUNG LLP
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370 17th Street
Denver, CO  80202-5663

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Report on Management's Assertion on
Compliance with the Specified Minimum Servicing
Standards Set Forth in the Uniform Single
Attestation Program for Mortgage Bankers

Report of Independent Accountants

Board of Directors
Aurora Loan Services Inc.

We have examined management's assertion, included in the accompanying report titled Report of Management, that Aurora Loan Services Inc. (the Company) complied with the servicing standards identified in Exhibit A to the Report of Management (the "specified minimum servicing standards") as set forth in the Mortgage Bankers
Association of America's Unjform Single Attestation
Program for Mortgage Bankers (USAP) during the year ended November 30, 2003. Management is responsible for the Company's compliance with those specified minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified
Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the specified minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the specified minimum servicing standards.

In our opinion, management's assertion that the Company complied with the aforementioned specified minimum servicing standards during the year ended
November 30, 2003, is fairly stated, in all material respects.

February 2, 2004

/s/Ernst & Young LLP

Management's Assertion on Compliance
with the Specified Minimum Servicing Standards Set Forth in the Uniform Single Attestation Program for Mortgage Bankers


Report of Management


We, as members of management of Aurora Loan Services, Inc. (the Company), are responsible for complying with the servicing standards identified in the attached Exhibit A (the "specified minimum servicing standards") as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP). We are also responsible for establishing and maintaining effective internal control over compliance with these specified minimum servicing standards. We have performed an evaluation of the Company's compliance with the specified minimum servicing standards as of November 30, 2003 and for the year then ended. Based on this evaluation, we assert that during the year ended November 30, 2003, the Company complied, in all material respects, with the specified minimum servicing standards.

As of November 30, 2003 and for the year then ended, the Company had in effect a fidelity bond and an errors and omissions policy in the amount of $70,000,000.



/s/ Bruce Witherell
Bruce Witherell
Managing Director

/s/Rick W. Scogg
Rick W. Skogg
President

/s/Roy W. Browning III
Roy W. Browning III
Chief Financial Officer

/s/ Bill Napier
Bill Napier
Finance Controller

February 2, 2004

Exhibit A

Specified Minimum Servicing Standards

I.	Custodial Bank Accounts

1.	Reconciliations shall be prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts. These reconciliations shall:

a.	be mathematically accurate;

b.	be prepared within forty-five (45) calendar days after the cutoff date.
The cutoff date is the date as of which a bank account is reconciled every month. It may, or may not, coincide with a prescribed investor reporting date but shall be consistent from period to period;

c.	be reviewed and approved by someone other than the person who prepared the reconciliation; and

d.	document explanations for reconciling items.  These reconciling items shall be resolved within ninety (90) calendar days of their original identification.

2.	Funds of the servicing entity shall be advanced in cases where there is an overdraft in an investor's or a mortgagor's account.

3.	Each custodial account shall be maintained at a federally insured depository institution in trust for the applicable investor.

4.	Escrow funds held in trust for a mortgagor shall be returned to the mortgagor within thirty (30) calendar days of payoff of the mortgage loan.

II.	Mortgage Payments

1.	Mortgage payments shall be deposited into the custodial bank accounts and related bank clearing accounts within two (2) business days of receipt.

2.	Mortgage payments made in accordance with the mortgagor's loan documents shall be posted to the applicable mortgagor records within two (2) business days of receipt.

3.	Mortgage payments shall be allocated to principal, interest, insurance, taxes or other escrow items in accordance with the mortgagor's loan documents.

4.	Mortgage payments identified as loan payoffs shall be allocated in accordance with the mortgagor's loan documents.



Exhibit A

Specified Minimum Servicing Standards (continued)

III.	Disbursements

1.	Disbursements made via wire transfer on behalf of a mortgagor or investor shall
be made only by authorized personnel.

2.	Disbursements made on behalf of a mortgagor or investor shall be posted within two (2) business days to the mortgagor's or investor's records maintained by the servicing entity.

3.	Tax and insurance payments shall be made on or before the penalty or insurance
policy expiration dates, as indicated on tax bills and insurance premium notices, respectively, provided that such support has been received by the servicing entity at least thirty (30) calendar days prior to these dates.

4.	Any late payment penalties paid in conjunction with the payment of any tax bill
or insurance premium notice shall be paid from the servicing entity's funds and not charged to the mortgagor, unless the late payment was due to the mortgagor's error or omission.

5.	Amounts remitted to investors per the servicer's investor reports shall agree
with cancelled checks, or other form of payment, or custodial bank statements.

6.	Unissued checks shall be safeguarded so as to prevent unauthorized access.

IV.	Investor Accounting and Reporting

1.	The servicing entity's investor reports shall agree with, or reconcile to, investors' records on a monthly basis as to the total unpaid principal balance and number of loans serviced by the servicing entity.

V.	Mortgagor Loan Accounting

1.	The servicing entity's mortgage loan records shall agree with, or reconcile to,
the records of mortgagors with respect to the unpaid principal balance on a monthly basis.

2.	Adjustments on adjustable rate mortgage (ARM) loans shall be computed based
on the related mortgage note and any ARM rider.

3.	 Escrow accounts shall be analyzed, in accordance with the mortgagor's loan
documents, on at least an annual basis.



Exhibit A

Specified Minimum Servicing Standards (continued)

V.	Mortgagor Loan Accounting (continued)

4.	Interest on escrow accounts shall be paid, or credited, to mortgagors in accordance with the applicable state laws.

VI.	Delinquencies

1.	Records documenting collection efforts shall be maintained during the period a
loan is in default and shall be undated at least monthly. Such records shall describe the entity's activities in monitoring delinquent loans including, for example, phone calls, letters and mortgage payment rescheduling plans in cases where the delinquency is deemed temporary (i.e., illness or unemployment).

VII.	Insurance Policies

1.	A fidelity bond and errors and omissions policy shall be in effect on the servicing entity throughout the reporting period in the amount of coverage represented to investors in management's assertion.
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